Pace Holdings Corp.

301 Commerce St., Suite 3300

Fort Worth, Texas 76102

September 8, 2015

VIA EMAIL & EDGAR

Ms. Mara Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	Pace Holdings Corp. (the “Company”) Registration
Statement on Form S-1 (Registration No. 333-206343)

Dear Ms. Ransom:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-206343) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Washington D.C. time on September 10, 2015 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

The Company acknowledges that should the Commission or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Jennifer Bensch of Weil, Gotshal & Manges LLP at (212) 310-8870 and that such effectiveness also be confirmed in writing.

Very truly yours, Pace Holdings Corp.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	President and Chief Executive Officer

cc:

Securities and Exchange Commission

Jim Allegretto, Senior Assistant Chief Staff Accountant

Lilyanna Peyser, Special Counsel

Jacqueline Kaufman, Staff Attorney

Ta Tanisha Meadows, Staff Accountant

Weil, Gotshal & Manges, LLP

Jennifer A. Bensch, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq.

Michael J. Mies, Esq.

September 8, 2015

VIA EDGAR

Mara Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mara Ransom
Assistant Director

Re:	Pace Holdings Corp.
Registration Statement on Form S-1
Filed August 13, 2015, as amended
File No. 333-206343

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several Underwriters, hereby joins in the request of Pace Holdings Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Thursday, September 10, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 950 copies of the Preliminary Prospectus dated September 8, 2015 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC. CITIGROUP GLOBAL MARKETS INC.
As Representatives of the Several Underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Mahesh Srinivasan
Name: Mahesh Srinivasan
Title: Director

By:	/s/ Tom Crowley
Name: Tom Crowley
Title: Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Brendan Cass
Name: Brendan Cass
Title: Director

[Signature Page to Underwriters’ Acceleration Request Letter]